UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Agreement

On November 25, 2024, Color Star Technology Co., Ltd. (the “Company”) entered into certain note exchange agreements (the “November Exchange Agreement”) with certain institutional investors (the “Purchasers”) who are parties to certain securities purchase agreements dated September 27, 2024 (the “SPA”) by and among the Company and the Purchasers.

Pursuant to the SPA, the Company sold to the Purchasers an initial tranche of senior secured convertible notes in the aggregate principal amount of approximately $7.6 million (the “Initial Notes”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares (the “Ordinary Shares”) of the Company, and accompanying Series A Warrants to purchase up to an aggregate of 2,853,118 Ordinary Shares, with an exercise price of $1.60 per Ordinary Share (the “Initial Warrants”). The Initial Notes are convertible into the Company’s Ordinary Shares at the holder’s option, after 45 days from the date of issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) $1.60 (“Conversion Price”), or (ii) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date (the “Alternate Conversion Price”).

On October 8, 2024, the Company and the Purchasers entered into a certain note exchange agreement (the “October Exchange Agreement”), pursuant to which the Purchasers delivered to the Company for cancellation and termination the Initial Notes previously issued by the Company to the Purchasers pursuant to the SPA. In exchange, the Company issued to the Purchasers new convertible notes (the “October Notes”) with substantially all of the same terms of the Initial Notes, except that the October Notes shall become convertible into the Company’s Ordinary Shares at the holder’s option, immediately from the date of issuance, in whole or in part, until the October Notes are fully converted.

Under the November Exchange Agreement, the Purchasers agreed to deliver to the Company for cancellation and termination the October Notes previously issued by the Company to the Purchasers pursuant to the October Exchange Agreement. In exchange, the Company will issue to the Purchasers new convertible notes (the “New Notes”) with substantially all of the same terms of the October Notes, except that a floor price of $25.40, equal to 20% of the closing price of the Company’s Ordinary Shares on the trading day immediately prior to the execution of the SPA (the “Floor Price”), was added to the New Notes. The New Notes are convertible into the Company’s Ordinary Shares at the holder’s option, in whole or in part, until the New Notes are fully converted, at the lower of (i) the Conversion Price, or (ii) a price equal to the greater of (x) the Floor Price and (y) the Alternate Conversion Price.

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and is made in reliance on, and in compliance with, Section 3(a)(9) of the Securities Act.

A copy of the Form of November Exchange Agreement and the Form of New Notes is included in this report on Form 6-K as Exhibits 99.1 and 99.2, respectively, and the foregoing description of the November Exchange Agreement and New Notes is qualified in its entirety by reference thereto.

Amendment to the SPA

On November 25, 2024, the Company and each of the Purchasers entered into an amendment to the SPA (the “SPA Amendment”) to increase the maximum aggregate Subscription Amounts (as defined in the SPA) from US$33,000,000 to US$40,000,000. Except as expressly set forth above, the SPA shall remain unchanged and in full force and effect.

A copy of the form of SPA Amendment is included in this report on Form 6-K as Exhibit 99.3, and the foregoing description of the SPA Amendment are qualified in its entirety by reference thereto.

Redemption of the New Note and Second Closing

Pursuant to the SPA, as amended, subject to the conditions set forth therein, the Company may sell to the investors, from time to time, up to US$40,000,000 in the maximum aggregate subscription amount of the Company’s senior secured convertible notes, with substantially the same terms as the Initial Notes (“Additional Closings”).

On November 25, 2024, the Company and the Purchasers elected to consummate an Additional Closing, pursuant to which the Company shall issue senior secured convertible notes to the Purchasers in the aggregate principal amount of approximately $7.86 million (the “November Notes”). The November Notes shall have substantially all of the same terms of the New Notes, having a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Ordinary Shares of the Company immediately from the date of issuance, in whole or in part, until the November Notes are fully converted, at the lower of (i) the fixed conversion price of $6.68, or (ii) a price equal to the greater of (x) the floor price of $1.06 and (y) the Alternate Conversion Price.

Concurrent with the issuance of the November Notes (the “Second Closing”), the Purchasers is obligated to fully redeem the New Notes pursuant to the terms of the SPA, as amended.

The Second Closing is subject to the satisfaction or waiver of all closing conditions set forth in the SPA, as amended, including the filing of a prospectus supplement to the Company’s registration statement on Form F-3 (Registration Number 333-281668 registering the November Notes and the Ordinary Shares issuable upon conversion of the November Notes.

A copy of the form of November Notes is included in this report on Form 6-K as Exhibit 99.4, and the foregoing description of the November Notes is qualified in its entirety by reference thereto.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (Registration Number 333-281668, filed on August 20, 2024), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
99.1	Form of November Exchange Agreement
99.2	Form of New Note
99.3	Form of SPA Amendment
99.4	Form of November Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2024

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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